APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Rule G Brewing Company LLC
Income Statement - unaudited
For the periods ended 12/31/2021

	Current Period
	1/1/2021 to 12/31/2021
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS)   -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -

Interest Expense   -

Income Tax Expense   -

TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ -

Rule G Brewing Company
Balance Sheet - unaudited
For the period ended February 28, 2021

	Current Period	
	31-Dec-21	
ASSETS		
Current Assets:		
Cash	$	-
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		-
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	$	-
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Period Ending - 11/30/22

Rule G Brewing Company		Balance Sheet

Assets

Cash Rule G Checking Account		1,000.00
Citi Card Available Credit		4,275.00
Truist Bright Card Available Credit		10,000.00
LLC Filing Fee Paid		130.00
Fictitious Name Fee Paid		50.00
Inventories	-	35,000.00
Brewing Equipment Paid Finance	-	72,500.00
Seek Capital Fees Paid		4,136.95
Legal Fees Paid		4,604.90
Pre-paid Rent	-	11,179.99
Pre-paid Insurance	-	1,446.34
Payments to Barlas Law		5,546.00
Architects Fees Paid		245,718.40
Walk in Cooler and Tap System		17,730.31
Coconut Creek Permits Paid		19,528.03
Touch Bistro Services Paid		3,942.07

Property and equipment	-	-
Leasehold improvements	-	-
Equity and other investments	-	-
Less accumulated depreciation	-	-

Goodwill	-	-

Total assets	**-**	**436,787.99**

Liabilities and owner's equity

Current liabilities:	Previous Year	Current Year
Accounts payable: See Below	-	-
Ralph E. Rapa Contribution		62,500.00
BHG Card for Walk in Cooler and Tap System		11,845.00
BHG Loan (Build Out)		112,639.24
Citi Card for Walk in Cooler and Tap System		7,725.00
Truist Bright Card Balance		559.53
Remaining Balance of Brewing Equipment	-	72,500.00
Remaining Balance of Lending Club Loan	-	30,654.42
Amount owed to Mainvest Investors	-	76,500.00
Total current liabilities	-	374,923.19

Long-term liabilities:	Previous Year	Current Year
Total long-term liabilities	-	-

Owner's equity:	Previous Year	Current Year
Owner's equity	-	61,864.80
Accumulated retained earnings	-	-
Total owner's equity	-	61,864.80

Total liabilities and owner's equity	**-**	**436,787.99**

Balance	**-**	**(0.00)**

I, Ralph E. Rapa, certify that:

1. The financial statements of Rule G Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of Rule G Brewing Company has not been included in this Form as Rule G Brewing Company was formed on 02/22/2021 and has not filed a tax return to date.

Signature *Ralph E. Rapa*

Name: Ralph E. Rapa

Title: President